Exhibit (a)(36)

GENCO SHIPPING & TRADING LIMITED
299 PARK AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10171
646-443-8550

VIA EMAIL

June 2, 2026

Diana Shipping Inc.
c/o Diana Shipping Services S.A.
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Attention: Ms. Semiramis Paliou and Mr. Ioannis Zafirakis

Subject: Revised Tender Offer and Path Forward

Dear Semiramis and Ioannis:

We are writing on behalf of the Genco Board of Directors to reiterate our willingness to meet again if and when Diana submits an offer that:
•	adequately compensates our shareholders for the current full underlying value of our assets (NAV); and
•	provides an appropriate control premium to NAV that reflects the value of Genco’s sizeable and industry-leading platform in a rising market.

Our Board of Directors thoroughly reviewed your recent revised tender offer (the “Offer”) to acquire Genco for $24.80 per share in cash with our external financial and legal advisors and determined it does not meet the criteria above. Therefore, on the unanimous recommendation of a committee of independent directors, our Board determined that the Offer is not in the best interests of Genco shareholders.

As with Diana’s prior proposals, the $24.80 offer continues to meaningfully undervalue Genco and our assets. The Offer is also well below Genco’s mean and median analyst consensus NAV, which has increased to $26.66 and $27.10,1 respectively, in a period of rising asset values across the industry — and the Offer does not include a control premium. Moreover, Diana continues to make the false claim that its Offer is 1.0x NAV and has now asserted that its Offer could be reduced below the stated price for dividends or other distributions.

Over the past several years, through the execution of our Comprehensive Value Strategy, we have built Genco into a differentiated drybulk company that is generating strong returns and value for shareholders. As a fellow drybulk shipping company, you are aware that our market is strengthening. We have significant momentum underway and are well positioned to continue increasing earnings and dividend growth. Genco’s prospects are strong, and any offer below liquidation value and without a control premium is not in the best interests of shareholders.

Our Board is intently focused on maximizing value for all shareholders. We stand ready to meet again if you are willing and able to provide such an offer, as outlined above.

Sincerely,
/s/ John C. Wobensmith John C. Wobensmith Chairman of the Board and Chief Executive Officer	/s/ Kathleen C. Haines Kathleen C. Haines Lead Independent Director

1 Calculated based on NAV estimates published by SEB, Clarkson Securities, Fearnley Securities, Deutsche Bank and Pareto, as of June 1, 2026.